Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

February 27, 2015

VIA EDGAR TRANSMISSION

Mr. Derek Newman
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
BP Capital TwinLine Energy Fund (S000043752)
BP Capital TwinLine MLP Fund (S000043753)

Dear Mr. Newman:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your February 12, 2015 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 602 to its registration statement.  PEA No. 602 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on December 29, 2014 and is designated to become effective on February 27, 2015.  The purpose of PEA No. 602 was to add Class C shares to the Trust’s series: the BP Capital TwinLine Energy Fund and the BP Capital TwinLine MLP Fund (the “Funds”), managed by BP Capital MLP Fund Advisors, LLC (the “Advisor”).  The Trust is filing this PEA No. 614 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 614 will become effective simultaneously with PEA No. 602 on or about February 27, 2015.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.
With respect to the Fees and Expenses table for each Fund, on page 1 and page 9 of the Prospectus, please add disclosure stating that net expenses may be higher than the Expense Caps to the extent that excluded expenses are incurred by a Fund.

The Trust responds by adding the requested disclosure.

2.
 With respect to the last sentence of Footnote 3 to the Fees and Expenses table for each Fund, on page 1 and page 9 of the Prospectus, supplementally, please confirm that any recoupment is subject to the Expense Caps in place at the time of the waiver or reimbursement.

The Trust responds by confirming supplementally that any recoupment is subject to the Expense Caps in place at the time of the waiver or reimbursement.

3.
In the section titled, “Principal Investment Strategies” on page 2 of the Prospectus, with respect to “Industrial Companies” in the second bullet point, the Staff notes that these companies do not appear to have a sufficient connection to U.S. energy companies to merit including them as part of the 80% of the Fund’s net assets that is invested in the securities of U.S. energy companies.  Please supplementally explain why it is appropriate to include industrial companies as part of the 80% of the Fund’s net assets that is invested in the securities of U.S. energy companies.

The Trust responds by explaining supplementally that it believes it is appropriate to include certain types of industrial companies (those that are significantly reliant on energy) as part of the Fund’s 80% investment policy. These types of companies exhibit risks/reward characteristics that are similar to other types of energy companies as their fortunes are strongly tied to the energy sector.  The Trust has revised the disclosure to further emphasize that the Advisor considers U.S. energy companies to be companies operating in the United States in a capacity that is related to the supply, transportation, production, transmission and demand of energy, which is also known as the energy value chain. The Trust notes that the current description of industrial companies already makes clear that to be considered an energy company an industrial company must be an energy intensive company.

4.
In the section titled, “Principal Investment Strategies” on page 2 of the Prospectus, with respect to “Infrastructure Companies” in the third bullet point, please confirm whether these companies enable connectivity through infrastructure such as pipelines and electrical grids.  If so, please consider enhancing the disclosure by including examples of such infrastructure.  If not, please supplementally explain what this category is intended to include.

The Trust responds by stating that examples of infrastructure companies include: (1) a manufacturer of liquefied natural gas products for locomotives powered by natural gas, (2) a manufacturer of engines that primarily use natural gas and alternative fuels to power school buses and refuse collection trucks, (3) a specialty energy infrastructure contractor that provides engineering, procurement and construction services to the oil, gas, refinery, petrochemical and power industries.  The Trust has enhanced the disclosure to clarify what is meant by infrastructure companies and also include examples of infrastructure companies as requested.  These examples have been added to the Trust’s disclosure.

5.
In the section titled, “Principal Investment Strategies” on page 2 of the Prospectus, with respect to the fourth bullet point titled, “Logistics Companies,” as currently drafted, this section does not discuss or mention U.S. energy companies.  Accordingly, please consider removing the “logistics companies” category from the discussion.  Alternatively, please explain why it is appropriate to include logistics companies as part of the 80% of the Fund’s net assets that is invested in the securities of U.S. energy companies.

The Trust responds by stating that logistics companies, like certain Industrial companies, exhibit the risks/reward characteristics that are similar to other types of energy companies as their fortunes are strongly tied to the energy sector, and therefore logistics companies are appropriately included as part of the 80% of the Fund’s net assets that is invested in the securities of U.S. energy companies.  The Trust has provided examples of industries greatly affected by energy costs, such as trucking, railroads and airlines in its disclosure.

6.
In the section titled, “Principal Investment Strategies” for each Fund, on page 3 and page 11 of the Prospectus, the last paragraph discusses how the Advisor makes sell decisions.  Please enhance the disclosure in the last paragraph to discuss how the Advisor makes “buy” decisions (e.g., how the advisor choses which issuers to buy).

The Trust responds by enhancing the disclosure as requested.

7.
 With respect to the Fees and Expenses table for the BP Capital TwinLine MLP Fund, on page 9 of the Prospectus, please add Deferred Income Tax Expense as a line item to the Fund’s Fees and Expenses table.

The Trust responds by adding Deferred Income Tax Expense as a line item to the Fees and Expenses table as requested.

8.
In the section titled, “Principal Investment Strategies” on page 10 of the Prospectus, with respect to the first bullet point, please consider revising the disclosure from “MLPs structured as limited partnerships or limited liability companies” to “MLPs structured and taxed as limited partnerships or limited liability companies.”

The Trust responds by revising the disclosure as requested.

9.
In the section titled, “Principal Investment Strategies” on page 10 of the Prospectus, the last bullet point discusses the Fund’s possible investment in other funds.  Please confirm supplementally that the Fund’s investment in these funds does not reach a level that would trigger the need for an “Acquired Fund Fees and Expenses” line item in the Fund’s Fees and Expenses table.  Supplementally, please confirm that the Fund does not invest in unregistered funds.  If the Fund does invest in unregistered funds, please enhance the disclosure to state the percentage limitation (e.g., 15%) of the Fund’s investment in unregistered funds and also include the appropriate strategy and risk disclosure for investing in unregistered funds.

The Trust responds by noting that the Funds’ investments in other investment companies have triggered the need for an “Acquired Fund Fees and Expenses” line item; accordingly the line item has been added to the Funds’ Fees and Expenses table.  The Funds do not invest in unregistered funds.

10.
In the section titled, “Performance” for each Fund, on page 7 and page 16 of the Prospectus, the second sentence of the first paragraph states, “The bar chart below illustrates how the Fund’s total returns for its first year of operation.”  Please remove the reference “how” from this sentence.

The Trust responds by removing the reference as requested.

11.
In the section titled, “Performance” for each Fund, on page 7 and page 16 of the Prospectus, please add disclosure to the first paragraph, which clarifies that with respect to the class being shown on the bar chart, the returns for the other classes of the Fund, both before and after taxes, may be lower than the returns for the class shown in the bar chart depending up on the fees and expenses of those other classes.  In addition, with respect to the table below the bar chart, please enhance the disclosure to state that the after-tax returns represented in the table are shown for only one of the Fund’s classes, and the after-tax returns for the Fund’s other classes will vary.

The Trust responds by adding the disclosure as requested.

12.	Please file the amended “Operating Expenses Limitation Agreement” as an exhibit to the registration statement.

The Trust responds by confirming that the amended “Operating Expenses Limitation Agreement” is filed as an exhibit to this filing.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP